EXHIBIT 12

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Three months ended March 31,
	2003		2002
Income / (loss) before discontinued operations	$11,985		$(2,554)
Add:
Portion of rents representative of the interest factor	156		195
Minority interests	742		(186)
Loss on equity investment in joint venture	—		(4)
Interest on indebtedness	31,507		31,613

Earnings	$44,390		$29,064

Fixed charges and preferred stock dividend:
Interest on indebtedness	$31,507		$31,613
Capitalized interest	154		637
Portion of rents representative of the interest factor	156		195

Fixed charges	31,817		32,445

Add:
Preferred stock dividend	6,947		6,875

Combined fixed charges and preferred stock dividend	$38,764		$39,320

Ratio of earnings to fixed charges	1.40	x	0.90	x
Ratio of earnings to combined fixed charges and preferred stock dividend	1.15	x	0.74	x

For the three months ended March 31, 2002, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $3,381.

For the three months ended March 31, 2002, the ratio of earnings to combined fixed charges and preferred stock dividend was deficient of achieving a 1:1 ratio by $10,256.